UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 85719 / April 25, 2019

Admin. Proc. File No. 3-18204

In the Matter of

GO EZ CORPORATION,
GREEN ST. ENERGY, INC.,
HYPERVIEW LTD., and
IMOGO MOBILE TECHNOLOGIES CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by GO EZ Corporation, Green St. Energy, Inc.,
Hyperview Ltd., or Imogo Mobile Technologies Corp. and the Commission has not chosen to
review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to GO EZ Corporation, Green St. Energy, Inc.,
Hyperview Ltd., and Imogo Mobile Technologies Corp.[2] The order contained in that decision is
hereby declared final. The initial decision ordered that, pursuant to Section 12(j) of the
Securities Exchange Act of 1934, the registrations of each class of registered securities of GO EZ
Corporation, Green St. Energy, Inc., Hyperview Ltd., and Imogo Mobile Technologies Corp. are
revoked. The revocations are effective as of April 26, 2019.

For the Commission, by the Office of the General Counsel, pursuant to delegated
authority.

Vanessa A. Countryman
Acting Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *GO EZ Corp., Green St. Energy, Inc., Hyperview Ltd., and Imogo Mobile Technologies
Corp.,* Initial Decision Release No. 1333 (Dec. 13, 2018), 2018 WL 6589827. The Central Index
Key numbers are: 314197 for GO EZ Corporation; 883842 for Green St. Energy, Inc.; 1028536
for Hyperview Ltd.; and 1347870 for Imogo Mobile Technologies Corp.

Initial Decision Release No. 1333
Administrative Proceeding
File No. 3-18204

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of **GO EZ Corporation, Green St. Energy, Inc., Hyperview Ltd., and Imogo Mobile Technologies Corp.**	**Initial Decision of Default** December 13, 2018

Appearance: David S. Frye for the Division of Enforcement,
                Securities and Exchange Commission

Before: Cameron Elliot, Administrative Law Judge

SUMMARY

This initial decision revokes the registration of the registered securities of Respondents GO EZ Corporation, Green St. Energy, Inc., Hyperview Ltd., and Imogo Mobile Technologies Corp. due to their failures to file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On September 25, 2017, the Securities and Exchange Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that Respondents have securities registered with the Commission under Section 12(g) of the Exchange Act and are delinquent in their periodic filings.

A different administrative law judge was originally assigned to this proceeding and issued an initial decision of default against Respondents. *GO EZ Corp.*, Initial Decision Release No. 1216, 2017 SEC LEXIS 3476 (ALJ Nov. 1, 2017). The Commission vacated that decision following the Supreme

Court's decision in *Lucia v. SEC*, 138 S. Ct. 2044 (2018). *See Pending Admin. Proc.*, Securities Act of 1933 Release No. 10536, 2018 SEC LEXIS 2058, at *2-3 (Aug. 22, 2018). The matter was then reassigned to me to provide Respondents with the opportunity for a new hearing. *Pending Admin. Proc.*, Admin. Proc. Rulings Release No. 5955, 2018 SEC LEXIS 2264, at *2-3 (ALJ Sept. 12, 2018). Respondents were directed to submit proposals for the conduct of further proceedings. *GO EZ Corp.*, Admin. Proc. Rulings Release No. 6056, 2018 SEC LEXIS 2519, at *1 (ALJ Sept. 21, 2018). None did. I have therefore proceeded under the Commission's instruction not to give weight to or otherwise presume the correctness of any prior opinions, orders, or rulings issued by the prior administrative law judge. *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4.

Previously, I independently reviewed the evidence submitted by the Division and determined that Respondents were served with the OIP by September 28, 2017. *GO EZ Corp.*, Admin. Proc. Rulings Release No. 6329, 2018 SEC LEXIS 3224, at *1-2 (ALJ Nov. 15, 2018). Because Respondents failed to answer, I ordered them to show cause why the registration of their securities should not be revoked by default due to their failures to file answers or otherwise defend this proceeding. *Id.* at *2. To date, Respondents have failed to answer, submit proposals for the conduct of further proceedings, respond to the show cause order, or otherwise defend this proceeding.

FINDINGS OF FACT

GO EZ Corporation, Central Index Key (CIK) No. 314197 and ticker symbol GEZC, is a void Delaware corporation located in Miami Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2015, which reported a net loss of $240,426,440 for the prior nine months. On May 9, 2017, an initial decision of default was entered suspending the effectiveness of the company's registration statement on Form S-1, filed on February 12, 2015, and declared effective on November 6, 2015, based on material misstatements therein and the company's lack of cooperation in the examination conducted by the Division. *GO EZ Corp.*, Initial Decision Release No. 1132, 2017 SEC LEXIS 1362 (ALJ), *finality order*, Securities Act Release No. 10400, 2017 SEC LEXIS 2481 (Aug. 14, 2017). As of September 20, 2017, the company's common stock was traded on the over-the-counter markets.

Green St. Energy, Inc., CIK No. 883842, is a void Delaware corporation located in Tehachapi, California, with a class of securities registered with the

Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of $1,856,257 for the prior nine months. On April 11, 2016, the Commission suspended trading in the company's securities for ten business days based on questions concerning its operating status. *Bus. Mktg. Servs., Inc.*, Exchange Act Release No. 77574, 2016 SEC LEXIS 1331, at *1-2. As of September 20, 2017, the company's common stock was not publicly quoted or traded.

Hyperview Ltd., CIK No. 1028536, is a permanently revoked Nevada corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K[1] for the fiscal year ended December 31, 2011, which reported a net loss of $7,039 for the prior year. On October 27, 2008, the Commission entered an order revoking the registration of each class of Hyperview's (then known as Inter Con PC, Inc.) securities registered under Exchange Act Section 12(g). *Entm't Techs. & Programs, Inc.*, Exchange Act Release No. 58858, 2008 SEC LEXIS 3105. Thereafter, Hyperview re-registered its common stock under Exchange Act Section 12(g) pursuant to a Form 10-12G filed on February 11, 2009. As of September 20, 2017, the company's common stock was not publicly quoted or traded.

Imogo Mobile Technologies Corp., CIK No. 1347870, is a dissolved Nevada corporation located in Bellingham, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 28, 2014, which reported a net loss of $7,567 for the prior three months. On February 19, 2014, the Commission suspended trading in the company's securities for ten business days based on questions concerning the accuracy and adequacy of publicly disseminated information concerning its business, revenue, and assets. *Imogo Mobile Techs. Corp.*, Exchange Act Release No. 71568, 2014 SEC LEXIS 584. As of September 20, 2017, the company's common stock was not publicly quoted or traded.

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[1] The OIP states that Hyperview's last filing was a Form 10-QSB. According to filings on the EDGAR database, of which I take official notice, this was actually a Form 10-K. Hyperview Ltd., Annual Report (Form 10-K) (Apr. 13, 2012); *see* OIP at 2.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed the delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). 17 C.F.R. §§ 240.13a-1, .13a-13. Compliance with these reporting requirements is mandatory. *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and rules thereunder. *SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998). By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. 15 U.S.C. § 78*l*(j). In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that

Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities. *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)). The violations are recurrent in that Respondents failed to file any periodic reports since 2015 at the latest. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008). Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that scienter is not necessary to establish grounds for revocation); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *41 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). They further failed to heed the delinquency letters sent to them by the Division of Corporation Finance. Even if Respondents did not receive such letters due to their failures to maintain valid addresses on file with the Commission as required by Commission rules, the other factors weigh in favor of revocation, and scienter is not necessary to establish grounds for revocation. *See China-Biotics, Inc.*, 2013 SEC LEXIS 3451, at *37 & n.60. In any event, there is no indication that their violations were inadvertent or accidental. *Id.* Finally, Respondents have not answered the OIP, submitted proposals for the further conduct of this proceeding, responded to the show cause order, or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

ORDER

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of GO EZ

Corporation, Green St. Energy, Inc., Hyperview Ltd., and Imogo Mobile Technologies Corp. are REVOKED.[2]

This initial decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule of Practice 111. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

_____
Cameron Elliot
Administrative Law Judge

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[2]   This order applies to all classes of Respondents' securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.